February 20, 2024

VIA EDGAR AND COURIER DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy and Transportation

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Irene Barberena-Meissner, Staff Attorney

Daniel Morris, Legal Branch Chief

Re: 5E Advanced Materials, Inc.

Amendment No. 1 to Registration Statement on Form S-3

Filed February 2, 2024

File No. 333-276162

Ladies and Gentlemen:

Set forth below are responses of 5E Advanced Materials, Inc. (the “Company,” “we,” or “our”), in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated February 14, 2024 relating to the above referenced Amendment No. 1 to the Registration Statement on Form S-3 (the “Registration Statement”). The Company is concurrently filing Amendment No. 2 to the Registration Statement with the Commission on Form S-3/A (the “Amended Registration Statement”) that includes further amendments to the Registration Statement in response to the Staff’s comments. For the Staff’s reference, we are providing to the Staff by courier delivery copies of this letter and a copy of the Amended Registration Statement marked to show all changes from the Registration Statement.

For the Staff’s convenience, the Staff’s comments have been stated below in their entirety in bold, followed by the corresponding responses from the Company.

Amendment No. 1 to Registration Statement on Form S-3

General

1.
Please be advised that we will not be in a position to accelerate the effectiveness of your registration statement until our comments relating to your Form 10-K for the fiscal year ended June 30, 2023 have been resolved.

The Company acknowledge the Staff’s comment that the registration statement will not be declared effective until the Staff's comments that relate to its Form 10-K have been resolved. The Company advises the Staff that concurrently with the filing of this correspondence with the Commission, it is filing Amendment No. 3 to its Annual Report on Form 10-K, and providing correspondence to the Staff in reply to its letter dated February 7, 2024.

If you have any questions or comments regarding these responses or require any additional information, please do not hesitate to contact me at (346) 439-0318 or J. Eric Johnson of Winston & Strawn LLP at (713) 651-2647.

Very truly yours,

Paul Weibel

Chief Financial Officer

Cc: J. Eric Johnson, Winston & Strawn LLP